SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number   0-17977


                           NOTIFICATION OF LATE FILING


(Check One):   |X|Form 10-K      |_|Form 11-K     |_|Form 20-F     |_| Form 10-Q

For Period Ended: December 31, 2000
                  --------------------------------------------------------------

|_| Transition Report on Form 10-K |_|Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_|Transition Report on Form N-SAR |_| Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I. Registrant Information

Full name of registrant BOUNDLESS CORPORATION
                        --------------------------------------------------------
Former name if applicable
Address of principal executive office (Street and number)
                     100 Marcus Boulevard City,
--------------------------------------------------------------------------------
State and Zip Code   Hauppauge, New York 11788
                   -------------------------------------------------------------

                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is waiting to receive from its lender a waiver of certain violations in the fourth quarter of 2000 of financial covenants made by the Registrant to the lender. The Registrant's financial statements and disclosures for its 2000 fiscal year are materially affected by whether or not the Company receives a waiver from its lender. The lender has granted the Company similar waivers in the past and the Company believes a waiver will be granted shortly.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Joseph Gardner                         (631)                       342-7400
--------------------------------------------------------------------------------
    (Name)                          (Area code)               (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             |X| Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             |X| Yes   |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The following information is subject to change until the Registrant's filing of its Annual Report on Form 10-K for the year ended December 31, 2000:
The Registrant's revenues for the year ended December 31, 2000 were $71,369,000 and its revenues for the year ended December 31, 1999 were $80,510,000. The Registrant's net loss for the year ended December 31, 2000 was ($17,259,000) ($(3.81) per share) and its net income for the year ended December 31, 1999 was $3,239,000 ($0.71 per diluted share). The declines in revenue and net income were caused primarily by the decline in sales of General Display Terminals and the Registrant's expenditures on its subsidiaries, Boundless Manufacturing Services, Inc. and Merinta Inc.

                              BOUNDLESS CORPORATION
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 30, 2001               By /s/ Joseph Gardner
    ------------------------          ---------------------------------------
                                      Joseph Gardner, Chief Financial Officer

                                       2